UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                           IRVINE SENSORS CORPORATION
                           --------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                  463664-50-8
                                  -----------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                        Pequot Capital Management, Inc.
                    500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
           ----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               DECEMBER 30, 2005
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463664-50-8

1    Names of Reporting Persons. Pequot Capital Management, Inc.
     I.R.S. Identification Nos. of above persons (entities only) 06-1524885
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Connecticut
--------------------------------------------------------------------------------

Number of Share Beneficially Owned

7    Sole Voting Power 3,865,929(1)
--------------------------------------------------------------------------------

8    Shared Voting Power 0
--------------------------------------------------------------------------------

9    Sole Dispositive Power 3,865,929(1)
--------------------------------------------------------------------------------

10   Shared Dispositive Power 0
--------------------------------------------------------------------------------


11   Aggregate Amount Beneficially Owned by Each Reporting Person 3,865,929(1)
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [ ](1)
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)            16.7%(1)
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)                         IA
--------------------------------------------------------------------------------

(1) As described in Items 4 and 5 below, the Reporting Person (as defined below) may be deemed to be part of a group with the Voting Agreement Parties (as defined below) pursuant to the terms of such Voting Agreements (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,564,465 shares of Common Stock (as defined below), in the aggregate, beneficially owned by the Voting Agreement Parties. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Irvine Sensors Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3001 Red Hill Avenue, Costa Mesa, California 92626.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

     The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership ("PPE3"), and Pequot Offshore Private Equity Partners III, L.P., a Cayman Islands limited partnership ("PPE3O", and together with PPE3, the "Funds"), each of which are Accounts.

     Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the "Executive Officer, Director and Controlling Person"). Mr. Samberg is a citizen of the United States. Pursuant to the Letter Agreement (as defined below), Martin Hale, an employee of the Reporting Person, will be named as a director of the Issuer.

     Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As more fully described in Item 4 hereof, pursuant to the Purchase Agreement (as defined below), the Reporting Person acquired the Notes and the Warrants (each, as defined below) for aggregate consideration of approximately $10,000,000. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

     The Reporting Person entered into the Letter Agreement (as defined below) in connection with the execution of the Purchase Agreement, and as such, no funds were expended by the Reporting Person in connection with the execution of such agreements.

     A copy of the Purchase Agreement is incorporated herein by reference as
Exhibit 1. A copy of the Letter Agreement is attached hereto as Exhibit 3, and is incorporated by herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 4. PURPOSE OF TRANSACTION

     Pursuant to the terms of the Purchase Agreement, the Reporting Person acquired the Notes that are convertible into Common Stock and the Warrants to purchase Common Stock. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Notes, Warrants, Common Stock or other securities of the Issuer, or dispose of Notes, Warrants, Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

PURCHASE AGREEMENT

            On December 30, 2005 (the "Closing Date"), pursuant to a Purchase Agreement, dated as of December 30, 2005 (the "Purchase Agreement"), by and among the Funds and the Issuer, the Issuer issued and sold to the Funds: (i) $7,445,493 in aggregate principal amount of its Series 1 senior subordinated secured convertible notes due 2009 (the "Series 1 Notes"), which are convertible into an aggregate of 2,863,651 shares of Common Stock (the "Series 1 Common Stock") (subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Notes); (ii) warrants to purchase up to 1,002,278 shares (subject to certain adjustments in accordance with the terms thereof) of Common Stock (the "Series 1 Warrants"); (iii) $2,554,507 in aggregate principal amount of its Series 2 senior subordinated secured convertible notes due 2007 (the "Series 2 Notes," together with the Series 1 Notes, the "Notes"), which are convertible upon certain events set forth in the Purchase Agreement into an aggregate of 982,503 shares of Common Stock (the "Series 2 Common Stock") (subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Notes); and (iv) warrants to purchase up to 343,876 shares (subject to certain adjustments in accordance with the terms thereof) of Common Stock (the "Series 2 Warrants," together with the Series 1 Warrants, the "Warrants"). The conversion of the Notes and the exercise of the Warrants is subject to certain restrictions described in Item 6.

            Pursuant to the Purchase Agreement and subject to certain exceptions, from the Effective Date (as defined below), for so long as the Notes are outstanding, the Issuer agreed not to offer, sell, grant any option to purchase or otherwise dispose of any equity or equity equivalent securities of its or its subsidiaries (a "Subsequent Placement"), unless the Issuer offers to issue and sell to or exchange with each Fund (A) a pro rata portion of the securities offered in such Subsequent Placement (the "Basic Amount") or (B) with respect to each Fund that elects to purchase its Basic Amount, any portion of the other Fund's Basic Amount that is not subscribed for by such other Fund. In addition, if at any time while any Note is outstanding, the Issuer proposes to directly or indirectly effect a Subsequent Placement (other than the issuance of certain excluded stock), the Issuer agreed to offer to repurchase such Note for an aggregate price equal to the lesser of (x) the aggregate amount of the Subsequent Placement and (y) the aggregate amount required to repurchase all of the Notes pursuant to the terms of the Purchase Agreement and the Notes.

            The Purchase Agreement also includes negative covenants that prohibit a variety of actions without the approval of the holders of a majority of the outstanding principal amount of the Notes, including covenants that limit the Issuer's ability to (a) merge, consolidate, dissolve or liquidate, (b) repurchase or redeem shares of its capital stock, (c) declare or pay dividends or make similar distributions, (d) sell assets, (e) materially change its accounting or tax methods, (f) fail to maintain its corporate existence, or (g) make certain fundamental changes to its principal business.

            The Issuer agreed to use its best efforts to obtain as soon as possible, but in no event later than 90 days following the Closing Date, or 120 days in the event the proxy materials shall be reviewed by the Securities and Exchange Commission (the "SEC"), stockholder approval (the "Stockholder Approval") of the issuance of the Common Stock issuable upon conversion of the Notes and exercise of the Warrants and any other shares of Common Stock that may be issuable in accordance with the terms of the transactions contemplated by the Purchase Agreement and the Notes and securities exchangeable therefor (the "Underlying Shares").

            In connection with the transaction contemplated by the Purchase Agreement, the Issuer agreed, among other things, to prepare and file a shelf registration statement covering the resale of the Underlying Shares and any securities issued or issuable upon a stock split, dividend or other distribution, recapitalization or similar event (the "Registrable Securities") as promptly as possible but in any event on or prior to the 45th day after the Closing Date. The Issuer will be required to keep such registration statement effective until the earlier of: (i) the fifth anniversary of the date that such registration statement is first declared effective by the SEC (the "Effective Date"); (ii) such time as all Registrable Securities covered by such registration statement have been sold publicly; or (iii) such time as all of the Registrable Securities covered by such registration statement may be sold pursuant to Rule 144(k). The Purchase Agreement also provides the Funds with piggyback registration rights with respect to certain offerings of the Issuer's Common Stock.

LETTER AGREEMENT

            Pursuant to a letter agreement, dated December 30, 2005 (the "Letter Agreement"), the Issuer agreed, among other things, to: (i) cause an individual designated by PPE3 and reasonably acceptable to the Issuer's nominating and corporate governance committee, who shall initially be Martin Hale (the "Pequot Director") to serve on the Issuer's board of directors; (ii) nominate the Pequot Director for re-election at each annual meeting of the Issuer's stockholders;
(iii) to appoint the Pequot Director to all committees of the Issuer's board of directors, provided that the Pequot Director meets certain eligibility requirements; and (iv) enter into an indemnification agreement with the Pequot Director. The obligations of the Issuer pursuant to the Letter Agreement terminate if the Funds and their respective affiliates own or have the right to acquire, in the aggregate, less than 500,000 shares of Common Stock (subject to adjustments for stock dividends, combinations, stock splits and the like) issued or issuable upon conversion of the Notes.

VOTING AGREEMENTS

     Pursuant to separate voting agreements, dated as of December 30, 2005 (collectively, the "Voting Agreements") between the Issuer, on one hand, Mel R. Brashears ("Brashears"), John C. Carson ("Carson"), Marc Dumont ("Dumont"), Volkan Ozguz ("Ozguz"), Robert G. Richards ("Richards"), John J. Stuart, Jr., ("Stuart," and together with Brashears, Carson, Dumont, Ozguz and Richards, the "Voting Agreement Parties") on the other hand, each Voting Agreement Party irrevocably agreed to vote all of the shares of Common Stock beneficially owned by it and any of its affiliates (including any shares of Common Stock acquired by such affiliates after the date of the Voting Agreements, but excluding shares in certain of the Issuer's compensation plans) in any meeting of the stockholders of the Issuer or in any written consent in lieu of such a meeting in favor of the issuance by the Issuer of shares of Common Stock in excess of 20% of the shares of Common Stock outstanding immediately prior to the closing of the transactions contemplated by the Purchase Agreement.

            A copy of the Purchase Agreement is incorporated herein by reference as Exhibit 1. Copies of the form of Voting Agreement and the Letter Agreement are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            The Reporting Person beneficially owns 3,865,929 shares of Common Stock, representing 16.7% of the Issuer's Common Stock outstanding as of December 30, 2005 (after giving effect to the conversion of the Series 1 Notes and the exercise of the Series 1 Warrants).

            In addition, by virtue of the Voting Agreements, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the Voting Agreement Parties and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. To the knowledge of the Reporting Person, such group would be deemed to beneficially own, in the aggregate, 6,430,394 shares of Common Stock, representing 24.9% of the Common Stock outstanding as of December 30, 2005, after giving effect to the conversion of the Series 1 Notes and the exercise of the Series 1 Warrants. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the Voting Agreement Parties and does not affirm that any such "group" exists.

     (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 3,865,929 shares of Common Stock.

     Pursuant to, and to the extent set forth in, the Voting Agreements, it could be alleged that the Reporting Person shares voting power with respect to the shares of Common Stock beneficially owned by the Voting Agreement Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the Voting Agreement Parties, the name, address and principal business/occupation of Voting Agreement Parties is set forth on Exhibit 4 hereto and is incorporated herein by reference. To the knowledge of the Reporting

Person, during the last five years, no Voting Agreement Party has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to the Purchase Agreement described in Items 3 and 4, which is incorporated by reference as Exhibit 1 to this Schedule 13D. Reference is made to the Voting Agreements and the Letter Agreement described in Items 3 and 4, attached hereto as Exhibits 2 and 3, respectively, and incorporated by reference.

SENIOR SUBORDINATED SECURED CONVERTIBLE NOTES

     On December 30, 2005, in connection with the transactions contemplated by the Purchase Agreement, the Issuer issued to the Funds: (i) the Series 1 Notes, in an aggregate principal amount of $7,445,493; and (ii) the Series 2 Notes, in an aggregate principal amount of $2,554,507. The Series 1 Notes bear interest at an annual rate of 3.5%, payable quarterly, subject to potential reduction in accordance with the terms of the Series 1 Notes. The outstanding principal of the Series 1 Notes is payable in 24 equal monthly installments commencing on December 30, 2007, which shall be paid in shares of Common Stock, if certain conditions are satisfied, or otherwise, in cash. At any time, at the option of the holder, all or any portion of outstanding principal and accrued but unpaid interest on the Series 1 Notes are convertible into shares of Common Stock at an initial conversion price of $2.60; provided, that the conversion of the Notes and the exercise of the Warrants does not exceed 19.99% of the Issuer's Common Stock outstanding prior to the Closing Date unless the Issuer obtains the Stockholder Approval. The conversion price of the Series 1 Notes is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales.

     The Series 2 Notes bear interest at an annual rate of 3.5%, payable quarterly, subject to potential reduction in accordance with the terms of the Series 2 Notes. The outstanding principal amount of the Series 2 Notes, plus accrued and unpaid interest thereon, is payable in cash on December 30, 2007 or such later date as the holders of the Series 2 Notes may determine. The Issuer may make payments on the Series 2 Notes in shares of Common Stock, if certain conditions are satisfied. At any time after the Issuer obtains the Stockholder Approval, at the option of the holder, all or any portion of outstanding principal and accrued but unpaid interest on the Series 2 Notes are convertible into shares of Common Stock at an initial conversion price of $2.60. Unless the Stockholder Approval is obtained, the Series 2 Notes are payable only in cash in accordance with the terms of the Series 2 Notes in accordance with the terms of the Series 2 Notes and are not convertible into Common Stock. The conversion price of the Series 2 Notes is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales.

     The Notes are subject to certain redemption and repurchase rights in favor of the Funds upon the occurrence of certain events of default, the incurrence of certain debt, the consummation of certain issuances of capital stock or a change of control. Upon the occurrence of certain bankruptcy-related events, all amounts payable under the Notes are accelerated. The Notes include default provisions based upon (i) a failure to pay by the Issuer to pay its obligations under the Notes when due, (ii) an uncured default by the Issuer and/or certain of its subsidiaries (the "Companies") under certain third-party agreements,
(iii) the entry of certain judgments against the Companies, (iv) debarment or suspension of the Companies from government contracting, (v) a breach of the representations and warranties made by the Companies to the Funds, (vi) the Companies' uncured

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

failure to perform material obligations to the Funds, (vii) a material adverse change to the Companies as a whole and (viii) certain bankruptcy-related events.

     Certain of the Company's majority-owned subsidiaries have guaranteed the repayment of the Notes and provided a senior subordinated security interest in all or substantially all of their assets as collateral to secure such guarantees. The Issuer has provided a senior subordinated security interest in all or substantially all of its assets, including the pledge of its shares of capital stock in certain of its subsidiaries. The Notes and the liens securing the Notes are subordinated to the Issuer's indebtedness to Square 1 Bank.

WARRANTS

     In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued the Series 1 Warrants to the Funds on December 30, 2005. The Series 1 Warrants are exercisable at any time on or prior to December 30, 2009 at an initial exercise price of $3.10 per share to purchase an aggregate of up to 1,002,278 shares of Common Stock; provided, that the number of shares of Common Stock issuable upon the conversion of the Series 1 Notes and the exercise of the Series 1 Warrants shall not exceed 19.99% of the Issuer's Common Stock outstanding prior to Closing Date unless the Issuer obtains the Stockholder Approval. The Issuer issued the Series 2 Warrants to the Funds on December 30, 2005. The Series 2 Warrants are exercisable at any time after the Issuer obtains the Stockholder Approval and on or prior to December 30, 2009 at an initial exercise price of $3.10 per share to purchase an aggregate of up to 343,876 shares of Common Stock. The exercise price of the Warrants is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales. Cashless exercise is permitted.

FEE CONFIRMATION LETTER

     Pursuant to a fee confirmation letter, dated December 30, 2005 (the "Fee Confirmation Letter"), the Funds agreed to pay a fee of approximately $127,500 to CTC Aero, LLC ("CTC") for services provided by CTC in connection with an investment in the Issuer. Chris Toffales, a member of the board of directors of the Issuer, is the manager of CTC.

     The Series 1 Notes have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 5. The Series 2 Notes have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 6. The Series 1 Warrants have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 7. The Series 2 Warrants have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 8. The Fee Confirmation Letter is attached hereto as
Exhibit 9 and incorporated herein by reference. The descriptions of such agreements do not purport to be complete and are qualified in their entirety by reference to such agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Purchase Agreement, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 2      Form of Voting Agreement.

Exhibit 3 Letter Agreement, dated December 30, 2005, by and between the Issuer and PPE3.

Exhibit 4 Name, address and principal business/occupation of Voting Agreement Parties.

Exhibit 5 Form of Series 1 Notes (incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 6 Form of Series 2 Notes (incorporated by reference to Exhibit 10.8 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

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

Exhibit 7      Form of Series 1 Warrants (incorporated by reference to Exhibit
               10.9 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 8      Form of Series 2 Warrants (incorporated by reference to Exhibit
               10.10 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 9 Fee Confirmation Letter, dated December 30, 2005, by and among the Funds and CTC.


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





                                S I G N A T U R E

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: January 9, 2006                    Pequot Capital Management, Inc.




                                              /S/ ARYEH DAVIS
                                         -----------------------------------
                                         Aryeh Davis, Chief Operating Officer,
                                         General Counsel and Secretary

                                 EXHIBIT INDEX

Exhibit 1 Purchase Agreement, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 2      Form of Voting Agreement.

Exhibit 3 Letter Agreement, dated December 30, 2005, by and between the Issuer and PPE3.

Exhibit 4 Name, address and principal business/occupation of Voting Agreement Parties.

Exhibit 5 Form of Series 1 Notes (incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 6 Form of Series 2 Notes (incorporated by reference to Exhibit 10.8 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 7      Form of Series 1 Warrants (incorporated by reference to Exhibit
               10.9 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 8      Form of Series 2 Warrants (incorporated by reference to Exhibit
               10.10 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 9 Fee Confirmation Letter, dated December 30, 2005, by and among the Funds and CTC.

                      EXHIBIT 2: FORM OF VOTING AGREEMENTS

                               December 30, 2005

Irvine Sensors Corporation
3001 Red Hill Avenue
Costa Mesa, CA 92626
Attention: John J. Stuart, Jr.

Re:  Irvine Sensors Corporation (the "Company")

Ladies and Gentlemen,

            The undersigned is the beneficial owner of _______ shares of common stock, $.01 par value, of the Company (the "Common Stock"), which includes ______ shares of Common Stock issuable upon exercise of options or warrants exercisable within 60 days. The undersigned understands that the Company is contemplating issuing to certain purchasers (the "Purchasers") certain Future Priced Securities (as defined in NASD Rule IM-4350-1) pursuant to that certain Securities Purchase Agreement dated as of December 30, 2005 (the "Purchase Agreement") and certain other related transaction documents (collectively, the "Transaction"). Pursuant to the rules and regulations of the Nasdaq Stock Market, the vote of the stockholders of the Company may be required in order for the Company to issue shares of Common Stock in excess of 20% of the shares of Common Stock outstanding immediately prior to the closing of the Transaction (the "Proposal"). The undersigned hereby irrevocably agrees with the Company to vote all of the shares of Common Stock owned by it and any entities affiliated with or controlled by it (other than shares in the Company's Non-Qualified Deferred Compensation Plan and the Company's Cash or Deferred & Stock Bonus
Plan) (any such entities, the "Affiliates") (including any shares of Common Stock acquired by the Affiliates after the date hereof) in any meeting of the stockholders of the Company or in any written consent in lieu of such a meeting in favor of the Proposal.

            The undersigned acknowledges that the execution, delivery and performance of this letter agreement is a material inducement to the Purchasers to complete the Transaction and that the Purchasers (which shall be third party beneficiaries of this letter agreement with the power to enforce the same) and the Company shall be entitled to specific performance of the undersigned's obligations hereunder.

            The undersigned hereby represents and warrants that it has the power and authority to execute, deliver and perform this letter agreement, that the undersigned will indirectly benefit from the closing of the Transaction, and that as an indirect beneficiary of the Transaction the undersigned has received adequate consideration therefor. The undersigned further represents and warrants that it has the sole voting power with respect to such shares.

            This letter agreement may not be amended or otherwise modified in any respect except in accordance with the Transaction documents. This letter agreement shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws.


                                                -----------------------
                                                Name:


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



                          EXHIBIT 3: LETTER AGREEMENT

                           [Irvine Sensor Letterhead]

December 30, 2005

Pequot Private Equity Fund III, L.P.
c/o Pequot Capital Management, Inc.
500 Nyala Farm Road
Westport, CT  06880
Attention: Aryeh Davis
           Carlos Rodrigues

Ladies and Gentlemen:


Reference is made to that certain Securities Purchase Agreement dated as of the date hereof among Irvine Sensors Corporation (the "Company") and the purchasers party thereto (the "Purchase Agreement"). Capitalized terms used but not defined herein shall have the meanings given to them in the Purchase Agreement.

In order to induce the Purchasers to enter into the Purchase Agreement and purchase the Notes and Warrants, the Company agrees to: (i) cause an individual designated in writing from time to time by Pequot Private Equity Fund III, L.P., and reasonably acceptable to the Company's Nominating and Corporate Governance Committee, who shall initially be Martin Hale (the "Pequot Director") to serve on the Company's Board of Directors; (ii) nominate the Pequot Director for reelection at each annual meeting of the Company's stockholders; (iii) provided that the Pequot Director meets the applicable membership requirements of the Securities and Exchange Commission and the Eligible Market on which the Company's Common Stock is then listed, appoint the Pequot Director to all committees of the Company's Board of Directors; and (iv) execute and deliver to the Pequot Director the Company's standard Director Indemnification Agreement in the form of EXHIBIT A attached hereto. The covenants and obligations of the Company under this letter agreement shall terminate upon the Purchasers and their respective Affiliates owning (legally or beneficially), or having the right to acquire, in the aggregate less than 500,000 shares of Common Stock (as adjusted for any stock dividends, combinations, stock splits and the like) issued or issuable upon conversion of the Notes. For the avoidance of doubt, the Company acknowledges that Martin Hale is deemed reasonably acceptable to the Company's Nominating and Corporate Governance Committee.

This letter shall be governed by and construed in accordance with the laws of the State of New York (except for matters governed by corporate law in the State of Delaware) and each of the parties hereto irrevocably consents to the exclusive jurisdiction of all courts, federal and state, located in the City of New York for the adjudication of any dispute arising hereunder. This letter may not be amended or waived except in writing, by a document executed by the Company and Pequot Private Equity Fund III, L.P. This letter may be executed in two or more counterparts, together constituting one agreement, and may be executed by facsimile, having the same force as if originally executed.

Very truly yours,

IRVINE SENSORS CORPORATION


By:  /S/ JOHN J. STUART, JR.
    -------------------------------------------------
Name:    John J. Stuart, Jr.
Title:   Senior Vice President and Chief Financial Officer

ACCEPTED:

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PEQUOT PRIVATE EQUITY FUND III, L.P.

By:  Pequot Capital Management, Inc.,
     its Investment Manager

By:  /S/ CARLOS RODRIGUES
     ------------------------------------
Name:    Carlos Rodrigues
Title:   Chief Financial Officer


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                                   EXHIBIT 4

  NAME, ADDRESS AND PRINCIPAL BUSINESS/OCCUPATION OF VOTING AGREEMENT PARTIES

         To the knowledge of the Reporting Person:

     (i) Brashears is a citizen of the United States of America, his principal occupation is serving as the chairman of the board of directors of the Issuer. The business address of Brashears is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

     (ii) Carson is a citizen of the United States of America, his principal occupation is serving as the president and chief executive officer and a member of the board of directors of the Issuer. The business address of Carson is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

     (iii) Dumont is a citizen of Switzerland and a member of the board of directors of the Issuer. His principal occupation is serving as an independent consultant on business and financial transactions. The business address of Dumont is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

     (iv) Ozguz is a citizen of the United States of America and his principal occupation is serving as the chief technical officer of the Issuer. The business address of Ozguz is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

     (v) Richards is a citizen of the United States of America and a member of the board of directors of the Issuer. Richards is retired. The business address of Richards is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

     (vi) Stuart is a citizen of the United States of America, his principal occupation is serving as the chief financial officer, treasurer, corporate secretary and an advisory member of the board of directors of the Issuer. The business address of Stuart is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

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